Mail Stop 7010

                                                April 25, 2006

Ms. Denise L. Ramos
Furniture Brands International, Inc.
101 South Hanley Road
St. Louis, Missouri 63105


	RE:	Furniture Brands International, Inc.
      Form 10-K for the fiscal year ended December 31, 2005
		Filed March 15, 2006
      File #1-91


Dear Ms. Ramos:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005
General
1. We assume that each of your brands represents an operating segment that you aggregate for reporting purposes. Please provide us with a comprehensive analysis that supports the continuing aggregation of your operating segments. We acknowledge that we addressed this issue five years ago, however, because you have experienced growth in brands and you overall business has evolved, we are concerned that possible changes in economic factors may indicate revisiting your analysis.
2. With a view towards future disclosure, please tell us if you offer a warranty on your products to your customers and, if so, tell us how you are accounting for this obligation.

Financial Condition and Liquidity, page 17
3. In future filings, please revise your summary of contractual obligations to include the cash requirements for the interest on your debt in your tabular presentation or a footnote thereto. If you provide a textual discussion, the discussion should quantify the related cash requirements using the same time frames stipulated in the table. Refer to footnote 46 to Release No. 33-8350, "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations."

Other Long-term liabilities, page 22
4. Please provide us with the components of your Other long-term liabilities and explain the increase in 2005.

Note 2. Significant Accounting Policies
Intangible Assets, page 27
5. Please tell us, and clarify in future filings, how you measure impairment for goodwill and trademarks. In particular, describe the two-step aspect to recognizing goodwill impairment and how the implied fair value of goodwill is derived in the second step. See paragraphs 19-21 of SFAS 142 for more guidance on this issue. In addition, identifiable intangibles need to be assessed individually without regard to the reporting unit. See paragraphs 14 and 17 of SFAS 142 for more guidance on this issue. Confirm to us that you follow the appropriate guidance, and provide us with proposed changes in the future.

Note 11. Leases, page 37
6. Tell us, with a view towards future disclosure, if you have recorded a liability for your lease payment guarantees.

Schedule II.
7. Please tell us why the addition to your allowance for cash discounts/chargebacks/other has increased when compared to prior year additions.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-
3747,
or in her absence, to me at (202) 551-3689.

							Sincerely,




							John Hartz
							Senior Assistant Chief
Accountant


Ms. Denise L. Ramos
Furniture Brands International, Inc.
April 25, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE